Exhibit 12.1
Newfield Exploration Company
Computation of Ratios of Earnings (Loss) to Fixed Charges and Earnings (Loss) to Fixed Charges Plus Preferred Dividends

	For the
	Three
	Months
	Ended	For the Year Ended December 31,
(Dollars in Millions)	March 31, 2008	2007		2006		2005		2004		2003

Pre-tax income (loss) from continuing operations	$(108)	$294		$956		$545		$518		$332

Fixed charges:
Interest expense, including debt issue amortization	6	55		43		26		32		46
Capitalized interest	13	47		44		46		26		16
Interest portion of rent expense	1	2		1		2		1		1

Total fixed charges before preferred dividend requirements	20	104		88		74		59		63

Preferred dividend requirements	—	—		—		—		—		—

Total fixed charges and preferred dividend requirements	$20	$104		$88		$74		$59		$63

Earnings (loss) before fixed charges (excludes capitalized interest) and preferred dividends	$(101)	$351		$1,000		$573		$551		$379
Earnings (loss) before fixed charges (excludes capitalized interest)	(101)	351		1,000		573		551		379

Ratio of earnings (loss) to fixed charges	— (1)	3.4	x	11.3	x	7.8	x	9.3	x	6.0	x
Ratio of earnings (loss) to fixed charges plus preferred dividends (2)	— (1)	3.4	x	11.3	x	7.8	x	9.3	x	6.0	x
Fixed charges consist of interest (both expensed and capitalized), distributions on convertible trust preferred securities (which were redeemed in full in June 2003) and an estimated interest component of rent expense.

(1)	Earnings for the quarter ended March 31, 2008 were insufficient to cover fixed charges by $121 million due to non cash charges of $321 million associated with mark-to-market changes in the value of outstanding hedging contracts accounted for under SFAS No. 133.

(2)	No dividends accrued on any outstanding shares of preferred stock during the periods presented.